890 5th Avenue Partners, Inc.

14 Elm Place, Suite 206

Rye, New York 10580

November 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Alexandra Barone, Staff Attorney
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Senior Staff Accountant
Mr. Larry Spirgel, Office Chief

Re:	890 5th Avenue Partners, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed November 8, 2021
File No. 333-258343

Ladies and Gentlemen:

Set forth below are the responses of 890 5th Avenue Partners, Inc. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 8, 2021, with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-4, File No. 333-258343 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement on Form S-4 (the “Amendment No. 5”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 5, unless otherwise specified.

Amendment No. 4 to Registration Statement on Form S-4

Business of New Buzzfeed, page 182

1.	We note your disclosure that the number of Gen Z and Millennial unique visitors decreased from 2019 to 2020 and in the six months ended June 30, 2020 as compared to June 30, 2021. Please revise to disclose why these numbers have recently declined, and whether this decline is reflective of a negative trend.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 182.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Buzzfeed

Results of Operations, page 196

2.	We note from your revised disclosures in response to prior comment 4 that revenue in both fiscal 2020 and the interim period in 2021 was impacted by a decrease in programmatic impressions on Facebook and YouTube. Please revise to clarify why impressions on these platforms decreased given the increase in time spent on third-party platforms during the same periods.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 195.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jason R. Sanderson at (415) 858-1332 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

890 5TH AVENUE PARTNERS, INC.

By:	/s/ Adam Rothstein
Name: Adam Rothstein
Title: Executive Chairman

Enclosures

cc:	Dawn Belt (Fenwick & West LLP)
Daniel Harris (BraunHagey & Borden LLP)
Jason Sanderson (BraunHagey & Borden LLP)
Alice Hsu (Orrick, Herrington & Sutcliffe LLP)

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